                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                   FORM 11-K



                 Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934




                    For the Fiscal Year Ended June 30, 2000
                                              -------------

                         Commission File Number 0-12591
                                                -------


        Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan
        ----------------------------------------------------------------

                              (Full Title of Plan)


                             Cardinal Health, Inc.
                              7000 Cardinal Place
                               Dublin, Ohio 43017


        (Name of Issuer of the Securities Held Pursuant to the Plan and
                   Address of its Principal Executive Office)

CARDINAL HEALTH, INC.

PROFIT SHARING AND RETIREMENT SAVINGS PLAN


Index to Financial Statements and Schedule
--------------------------------------------------------------------------------



Signature

Reports of Independent Public Accountants

Statements of Assets Available for Plan Benefits as of June 30, 2000 and 1999

Statement of Changes in Assets Available for Plan Benefits for the Year Ended June 30, 2000

Notes to Financial Statements and Schedule

Item 4(i) - Schedule of Assets Held for Investment Purposes as of June 30, 2000

Consents of Independent Public Accountants

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                           CARDINAL HEALTH, INC.
                                           PROFIT SHARING AND RETIREMENT
                                           SAVINGS PLAN





Date:  December 20, 2000
                                           -------------------------------------
                                           Richard Miller, Plan Committee Member

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Committee of
   CARDINAL HEALTH, INC. PROFIT
   SHARING AND RETIREMENT SAVINGS PLAN:


We have audited the accompanying statement of assets available for plan benefits of the CARDINAL HEALTH, INC. PROFIT SHARING AND RETIREMENT SAVINGS PLAN (the
Plan) as of June 30, 2000, and the related statement of changes in assets available for plan benefits for the year ended June 30, 2000. The statement of assets available for plan benefits as of June 30, 1999, was audited by other auditors whose report dated December 22, 1999, expressed an unqualified opinion on the statement. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of June 30, 2000, and the changes in assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ ARTHUR ANDERSEN LLP

Columbus, Ohio
December 15, 2000

INDEPENDENT AUDITORS' REPORT



To the Plan Committee of
   Cardinal Health, Inc. Profit
   Sharing and Retirement Savings Plan:

We have audited the accompanying statement of assets available for benefits of Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan as of June 30, 1999. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the assets available for benefits of the Plan as of June 30, 1999 in conformity with accounting principles generally accepted in the United States of America.



/s/ DELOITTE & TOUCHE LLP

Columbus, Ohio
December 22, 1999

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT SAVINGS PLAN


Statements of Assets Available for Plan Benefits
As of June 30, 2000 and 1999
--------------------------------------------------------------------------------

                                                 2000                  1999
                                             ------------          ------------
ASSETS:
  Investments, at fair market value          $362,149,672          $294,060,908
  Participant loans                             9,557,104             7,051,480
                                             ------------          ------------
     Total investments                        371,706,776           300,921,440
                                             ------------          ------------

RECEIVABLES:
  Employer                                     19,354,871            14,260,332
  Employee                                        865,980               781,350
                                             ------------          ------------
     Total receivables                         20,220,851            15,041,682
                                             ------------          ------------

ASSETS AVAILABLE FOR PLAN BENEFITS           $391,927,627          $316,154,070
                                             ============          ============


The accompanying notes to financial statements and schedule are an integral part of these statements.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT SAVINGS PLAN


Statement of Changes in Assets Available for Plan Benefits
For the Year Ended June 30, 2000
--------------------------------------------------------------------------------

ADDITIONS:
  Contributions-
      Employee                                                 $ 25,019,819
      Employer                                                   25,524,245
                                                               ------------
         Total                                                   50,544,064
                                                               ------------

  Assets transferred from previous qualified plan                14,049,687
  Net realized and unrealized gains                              36,055,088
  Dividends and interest                                          9,318,502
                                                               ------------
         Total                                                   59,423,277
                                                               ------------

           Total additions                                      109,967,341

DEDUCTIONS:
  Distributions to participants                                  34,060,194
  Administrative expenses                                           133,590
                                                               ------------

           Total deductions                                      34,193,784

NET INCREASE                                                     75,773,557
                                                               ------------

ASSETS AVAILABLE FOR PLAN BENEFITS, BEGINNING OF YEAR           316,154,070
                                                               ------------

ASSETS AVAILABLE FOR PLAN BENEFITS, END OF YEAR                $391,927,627
                                                               ============


The accompanying notes to financial statements and schedule are an integral part of this statement.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT SAVINGS PLAN


Notes to Financial Statements and Schedule
June 30, 2000
--------------------------------------------------------------------------------


(1)    DESCRIPTION OF PLAN

       The following description of the Cardinal Health, Inc. Profit Sharing and Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a defined contribution plan covering substantially all employees of Cardinal Health, Inc. (the Company) and certain of its subsidiaries not covered by a collective bargaining agreement who have completed at least 180 days of service, as defined by the Plan agreement. The Plan was adopted on March 25, 1987 and was most recently amended July 1, 1999.

       The Plan is administered by the Plan committee. The Plan trustee, record keeper and asset custodian is Putnam Investments (Putnam). Substantially all administrative expenses are paid by the Plan.

       INVESTMENT OPTIONS

       Upon enrollment in the Plan, a participant may direct employee contributions in any combination of the following investment options. Participants may change their investment options at any time.

       Participants have invested or may invest in one or more of the following accounts:

           JANUS WORLDWIDE FUND - This fund seeks to provide long-term growth of capital with preservation of capital. The fund typically invests in worldwide and U.S. common stocks.

           NBF PARTNERS FUND - This fund invests mainly in common stocks of mid- to large-capitalization companies. The fund seeks to reduce risk by diversifying among many companies and industries.

           DODGE AND COX STOCK FUND - This fund invests primarily in a broadly diversified portfolio of common stocks. The fund seeks long-term growth of principal and income.

           VANGUARD PRIME MONEY MARKET FUND - This fund seeks a high level of current income consistent with liquidity and stability of principal in money market instruments. The fund invests primarily in short-term money market instruments, including certificates of deposit, bankers' acceptances, commercial paper and other money market securities.

           FRANKLIN TEMPLETON SMALL CAP GROWTH FUND - This fund's investment goal is long-term capital growth. Under normal market conditions, the fund invests 65% of total assets in equity securities of small cap growth companies.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT SAVINGS PLAN


Notes to Financial Statements
June 30, 2000
--------------------------------------------------------------------------------

           THE GEORGE PUTNAM FUND OF BOSTON - This fund is a balanced portfolio that seeks to provide current income from stock dividends and bonds as well as capital appreciation. The typical stock/bond ratio is 60%-70% stocks and 30%-40% bonds.

           PUTNAM INVESTORS FUND - This fund seeks long-term growth of capital and any increased income that results from this growth. The fund invests mainly in common stocks of U.S. companies, with a focus on growth stocks.

           PUTNAM INCOME FUND - This fund invests mainly in bonds that are obligations of corporations and governments worldwide denominated in U.S. dollars, are either of investment-grade or below investment-grade, and have intermediate- to long-term maturities.

           PUTNAM ASSET ALLOCATION GROWTH PORTFOLIO FUND - This fund seeks capital appreciation. The fund has an allocation ratio of 55%-85% stocks and 15%-45% fixed income investments.

           PUTNAM ASSET ALLOCATION BALANCED PORTFOLIO FUND - This fund seeks to maximize total return on investment. The fund has an allocation ratio of 45%-75% stocks and 25%-55% fixed income investments.

           PUTNAM ASSET ALLOCATION CONSERVATIVE PORTFOLIO FUND - This fund seeks total return consistent with preservation of capital. The fund has an allocation ratio of 0%-30% stocks and 70%-100% fixed income investments.

           S&P 500 FUND - This fund seeks a return that closely approximates the return of the Standard & Poor's 500 Composite Stock Price Index, a common measure of U.S. market performance.

           CARDINAL HEALTH, INC. EQUITY SECURITIES - This fund is entirely comprised of Cardinal Health, Inc. common stock.

       CONTRIBUTIONS TO THE PLAN

       Participants may elect to contribute from 1% to 20% of their compensation, as defined in the Plan agreement, through payroll deductions, subject to certain limitations or the maximum allowed under the IRS guidelines.

       The Plan also provides for matching contributions by the Company in an amount equal to fifty percent (50%) of the first six percent (6%) of participants' compensation contributed to the Plan.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT SAVINGS PLAN


Notes to Financial Statements
June 30, 2000
--------------------------------------------------------------------------------

       The Company may make a discretionary contribution, which is determined and approved by the Company's board of directors. The discretionary contributions are allocated to participants based on a formula defined in the Plan agreement. The discretionary contributions for the Plan year ended June 30, 2000 totaled $18,564,622.

       ELIGIBILITY AND VESTING

       Participants are immediately vested in their contributions and rollovers, plus actual earnings thereon. Upon death, disability, or attainment of retirement age, the participant's interest in the qualified employer matching contributions and earnings thereon, become fully vested. If a participant's employment is terminated prior to any of these three conditions being met, vesting in the qualified matching contributions, and earnings thereon, is based on years of continuous service. Participants are vested in the applicable percentage of such matching contributions as follows:

       Participants employed on or before December 31, 1996 vest in company matching contributions and profit sharing contributions over a seven year period, based on years of service.

                         YEARS OF SERVICE           VESTED PERCENTAGE
                         ----------------           -----------------
                            Less than 3                      0%
                                 3                          20%
                                 4                          40%
                                 5                          60%
                                 6                          80%
                                 7                         100%

       Participants hired after December 31, 1996 vest in company matching contributions and profit sharing contributions over a five year period, based on years of service.

                         YEARS OF SERVICE           VESTED PERCENTAGE
                         ----------------           -----------------
                            Less than 2                      0%
                                 2                          25%
                                 3                          50%
                                 4                          75%
                                 5                         100%

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT SAVINGS PLAN


Notes to Financial Statements
June 30, 2000
--------------------------------------------------------------------------------

       DISTRIBUTION OF BENEFITS

       Upon termination of service, death, retirement or disability, the participant may elect to receive a lump sum distribution, installment payments, life annuity contract, joint survivor annuity, or rollover the balance into another qualified plan. In addition, the Plan includes a provision for employees to make withdrawals from their account under certain "hardship" circumstances.

       FORFEITURES

       Non-vested account balances are generally forfeited upon termination. Employer matching contributions and earnings thereon forfeited by terminated employees totaled $1,349,712 for the year ended June 30, 2000. Such forfeited amounts are used to reduce future Company contributions to the Plan.

       PARTICIPANT LOANS

       Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are paid ratably through regular payroll deductions.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING AND USE OF ESTIMATES

       The accompanying financial statements have been prepared using the accrual method of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

       INVESTMENT VALUATION AND INCOME RECOGNITION

       The investments of the Plan are stated at fair market value as determined by the asset custodian, using established market prices of underlying investments. Participant loans are valued at cost, which approximates fair market value.

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT SAVINGS PLAN


Notes to Financial Statements
June 30, 2000
--------------------------------------------------------------------------------

       Net realized gains and losses on sales of assets are based on sale proceeds and the market value of assets at the beginning of the Plan year or cost at the time of purchase during the Plan year. Net unrealized appreciation or depreciation is included in net realized gains and losses currently on the statement of changes in assets available for plan benefits.

       RECLASSIFICATIONS

       Certain prior year amounts have been reclassified to conform with the 2000 presentation.


(3)    TAX STATUS

       The Plan obtained its latest determination letter on September 30, 1994 in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the INTERNAL REVENUE CODE (IRC). The Plan has been amended since the latest determination letter. However, the Company believes that the Plan, as currently designed and operated, is in compliance with the applicable requirements of the IRC.


(4)    PARTY-IN-INTEREST TRANSACTIONS

       Certain investments of the Plan are shares of investment funds managed by Putnam. Putnam is also the trustee, record keeper, and an asset custodian as defined by the Plan and, therefore, related investment transactions qualify as party-in-interest transactions.

       The Plan offers loans to participants. Related loan transactions qualify as party-in-interest transactions.


(5)    INVESTMENTS

       The fair market values of individual assets that represent 5% or more of the Plan's assets as of June 30, 2000 and 1999 are as follows:

                                                                                   2000                1999
                                                                               ------------        ------------
          Janus Worldwide Fund                                                 $ 25,994,885        $  9,004,710
          Vanguard Prime Money Market Fund                                       23,323,427          19,146,013
          The George Putnam Fund of Boston                                       23,552,048          25,871,188
          Putnam Investors Fund                                                  77,425,509          65,101,328
          Cardinal Health, Inc. Equity Securities                               144,750,219         132,571,199

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT SAVINGS PLAN


Notes to Financial Statements
June 30, 2000
--------------------------------------------------------------------------------

(6)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.


(7)    PLAN MERGER

       Effective August 7, 1998, the Company completed a merger transaction with R.P. Scherer. The R.P. Scherer Retirement Plan was merged into the Plan upon approval by the Company's board of directors. The R.P. Scherer Retirement Plan assets were merged into the Plan effective September 1, 1999. Assets of approximately $14.0 million were transferred into the Plan as a result of this merger.


(8)    SUBSEQUENT EVENTS

       The Company's merger transactions with Allegiance Corporation and Automatic Liquid Packaging were completed on February 3, 1999 and September 10, 1999, respectively. Subsequent to the Plan year, the Company's board of directors approved the merger of both the Allegiance Retirement Plan and the Automatic Liquid Packaging, Inc. Employees 401(k) Savings Plan into the Plan, effective January 1, 2001. Assets of approximately $560,000,000 and $17,000,000 will be transferred into the Plan from the Allegiance Retirement Plan and the Automatic Liquid Packaging, Inc. 401(k) Savings Plan, respectively, as a result of these Plan mergers.


(9)    REQUIRED SCHEDULE INFORMATION

       No information is to be reported for the following schedules as of June 30, 2000, or for the year then ended.

       a. Nonexempt Transactions
       b. Leases in Default or Classified as Uncollectible
       c. Investment Assets Both Acquired and Disposed of During the Plan Year
       d. Loans or Fixed Income Obligations

CARDINAL HEALTH, INC.
PROFIT SHARING AND RETIREMENT SAVINGS PLAN


Item 4(i) - Schedule of Assets Held for Investment Purposes
As of June 30, 2000                                                  Schedule I
--------------------------------------------------------------------------------


IDENTITY OF ISSUE BORROWER,                                                                                           MARKET
  LESSOR OR SIMILAR PARTY                                   DESCRIPTION                                               VALUE
---------------------------          -------------------------------------------------------------                ------------
* Putnam                             Janus Worldwide Fund                                                         $ 25,994,885
* Putnam                             NBF Partners Fund                                                               2,798,949
* Putnam                             Dodge and Cox Stock Fund                                                        9,156,119
* Putnam                             Franklin Templeton Small Cap Growth Fund                                       15,136,336
* Putnam                             The George Putnam Fund of Boston                                               23,552,048
* Putnam                             Putnam Investors Fund                                                          77,425,509
* Putnam                             Putnam Income Fund                                                              5,352,717
* Putnam                             Putnam Asset Allocation Growth Portfolio Fund                                   8,508,477
* Putnam                             Putnam Asset Allocation Balanced Portfolio Fund                                 5,781,046
* Putnam                             Putnam Asset Allocation Conservation Portfolio Fund                             7,868,999
* Putnam                             Cardinal Health, Inc. Equity Securities                                       144,750,219
* Putnam                             S&P 500 Fund                                                                   12,500,941
* Putnam                             Vanguard Prime Money Market Fund                                               23,323,427
* Various participants               Participant loans (interest rates ranging from 6.0% to 10.6%)                   9,557,104
                                                                                                                  ------------

                                            Total                                                                 $371,706,776
                                                                                                                  ============


*  Denotes party-in-interest.


The accompanying financial statements and notes thereto are an integral part of this schedule.